Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Organization
Elong Power International Co, Limited	BVI
Elong Power Holding Co., Limited	BVI
Elong Power (Hong Kong) International Limited	Hong Kong
Elong Power (Hong Kong) Holding Limited	Hong Kong
Elong Power (Ganzhou) Co., Ltd.	Ganzhou, PRC
Elong Power (Zibo) Co., Ltd	Zibo, PRC
Huizhou City Yipeng Energy Technology Co., Ltd.	Huizhou, PRC
Ganzhou Yipeng Energy & Technology Co., Ltd.	Ganzhou, PRC
Zibo Yipeng Energy & Technology Co., Ltd.	Zibo, PRC
Elong Power (Beijing) Co., Ltd.	Beijing, PRC
TMT Acquisition Corp	Cayman Islands